EXHIBIT 77 (D)

                  POLICIES WITH RESPECT TO SECURITY INVESTMENT

         The Pax World High Yield Fund (the "Fund") intends to invest at least eighty percent (80%) of its total assets in high-yield fixed income securities (such as bonds, notes and debentures) rated below BBB by Standard & Poor's Ratings Group or below Baa by Moody's Investors Service and other fixed income securities either similarly rated by another major rating service or unrated securities that are, in the opinion of Pax World Management Corp., the Fund's adviser, of comparable quality (commonly referred to as "junk bonds"). These percentages may vary, however, depending upon market conditions.